SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2005.

Contents:

Enclosure 1.	Press release re: Notice of Results, dated 4, 2005; and
Enclosure 2.	Press release re: Appointment of Finance Director, dated March 7, 2005.

Enclosure 1.

BioProgress PLC

Press Release	4 March 2005

BioProgress plc

2004 Preliminary Results - Monday 21 March 2005

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, will be announcing its Preliminary Results for the year ended 31 December 2004 on Monday 21 March 2005.

- Ends -

Enquiries:
Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

Enclosure 2.

BioProgress PLC

Press Release	7 March 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Appointment of Finance Director

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today the appointment of a Finance Director.

Dan Farrow is joining the Board of BioProgress as Finance Director with immediate effect. He is a qualified Chartered Management Accountant and began his career in treasury and capital market based audit roles with the Abbey National Group and Barclays de Zoete Wedd. He then had several years of investment banking experience in the European equity and convertible bond markets with Bankers Trust International and Commerzbank Securities before joining Highbridge Capital Management, a leading hedge fund manager, where he was responsible for originating and structuring transactions for companies throughout Europe. For the last three years, Dan has acted as an independent consultant to a number of hedge funds and other financial institutions, including most recently Collins Stewart Limited where he advised on various trading strategies and a number of corporate finance related transactions.

The recent appointment of two new Non-Executive Directors confirmed that BioProgress is now moving into the technology commercialisation phase of its development and, as a result, new skills are needed on the Board. Dan will add strong strategic financing skills and significant experience in the financial world, including extensive personal contacts with the institutional investment community in the UK, Europe and North America. With solid foundations in place for future growth, all these factors will be extremely valuable as BioProgress exploits its extensive Intellectual Property portfolio and also reviews other potential means of expansion, including the possibility of further strategic alliances and acquisitions.

Alan Clarke will be resigning as a Non-Executive Director with effect from 30 April 2005. The Board wishes to express its appreciation for Alan’s contribution since the Company’s flotation on AIM in May 2003. His extensive business experience and his accounting skills have added significant value. Alan will be delaying his departure to oversee a proper induction for the newly appointed Finance Director.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘Two new Non-Executive Directors were recently appointed and it is also appropriate to now bring full time finance skills to the Board. Dan Farrow has extensive experience and he will add significant value to the Company as it moves into its next phase of development, which will be a significant one. I would like to add my personal thanks to Alan Clarke for the excellent contribution he has made and for his invaluable advice during the initial phases of the company’s development.’

Daniel Terence Farrow, aged 34, has been a director of the following companies during the past five years:

Current Directorships	Directorships held in the past five years
SBN Advisors Limited
SBN Financial Limited

There is no other information that falls to be disclosed under Schedule 2 paragraph (f) of the AIM Rules.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: March 8, 2005	Elizabeth Edwards
Chief Financial Officer